

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

Roger James Hamilton
Chief Executive Officer
Genius Group Ltd
8 Amoy Street, #01-01
Singapore 049950

> **Re: Genius Group Ltd**
> **Form 6-K**
> **Response dated November 7, 2023**
> **File No. 001-41353**

Dear Roger James Hamilton:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Trade & Services

cc: Jolie Kahn